Exhibit 3.21a

CERTIFICATE OF FORMATION
OF
NRG SOLAR IGUANA LLC

1.                                      Name:  The name of the limited liability company is NRG Solar Iguana LLC.

2.                                      Registered Office:  The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington 19801, County of New Castle.  The name of its registered agent at such address is The Corporation Trust Company.

3.                                      Organizer:  The name and address of the sole organizer of the limited liability company is Lynne Przychodzki, NRG Energy, Inc., 211 Carnegie Center, Princeton, NJ 08540.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of NRG Solar Iguana LLC this 12th day of July, 2012.

/s/ Lynne Przychodzki
Lynne Przychodzki
Authorized Person